Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

October 30, 2024

Via EDGAR Filing

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2456

California Municipal Portfolio of Funds, Series 51

File Nos. 333-282608 and 811-03763

Dear Ms. Dubey:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2456, filed on October 11, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the California Municipal Portfolio of Funds, Series 51 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1. The Commission notes the following bullet disclosure set forth on Page 3:

“Maturity. The Sponsor favors ETFs that demonstrate similar maturity characteristics to the underlying index it follows.”

With respect to “similar maturity characteristics,” please disclose with greater specificity the Sponsor’s maturity policy in selecting ETFs (e.g., the identity of the underlying index and such index’s maturity as of a recent date or some other way to more specifically describe the maturity policy).

Response: As maturity is no longer a factor the sponsor considers when selecting ETFs for the trust, the referenced disclosure has been removed.

Investment Summary — Principal Risks

2. The Commission notes the following disclosure set forth on Page 5 under the Principal Risks section, “Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value.” Please add to the risk disclosure to reflect the risk of ETFs trading at a premium to their NAV (e.g., the trust will pay more than the ETFs NAV) or, alternatively, explain why it would not be appropriate to do so.

Response: In response to the comment, the referenced disclosure has been revised as follows:

Shares of ETFs may trade at a premium or discount from their net asset value in the secondary market. If the trust has to sell an ETF share when the share is trading at a discount, the trust will receive a price that is less than the ETF’s net asset value. Alternatively, if the trust buys an ETF share when the share is trading at a premium, then the trust will pay a price that is greater than the ETF’s net asset value. (Emphasis added)

Investment Summary — Fees and Expenses

3. The Commission notes the row item “Estimated Closed-End Fund expenses” in the “Annual Fund Operating Expenses” table set forth in the Fees and Expenses section. Please add a reference to ETFs here, as this item includes both closed-end fund and ETF expenses (per footnote 6), or please explain why not appropriate to do so.

Response: In response to the comment, the row item has been revised to “Estimated acquired fund expenses.” (Emphasis added)

Exhibits

4. The Commission notes Exhibit 6.0 (relating to Powers of Attorney) in the list of exhibits. Please file a new Powers of Attorney as an exhibit in the next S-6 for the trust (see Rule 483(b) of the Investment Company Act of 1940).

Response: Powers of attorney executed within the last six months will be filed with, or incorporated by reference into, the next S-6 for the trust.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren